

April 21, 2011

<u>Via E-mail</u>
Zhao Chunfu
Vice General Manager, Secretary, and Director
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

  **Re: China Linen Textile Industry, Ltd.**
    **Amendment No. 3 to Registration Statement on Form F-1**
    **Filed April 11, 2011**
    **File No. 333-171239**

Dear Mr. Zhao:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you have omitted the disclosure required by Item 5.C and Item 11 of Form 20-F. Please revise to include such disclosure.

<u>Outside Front Cover Page of Prospectus</u>

2. Your symbol on the Over-the-Counter Bulletin Board appears to have changed. Please revise throughout the prospectus to disclose your new symbol, or advise.

Summary, page 3

Recent Developments, page 5

Issuance and Sale of Notes, page 5

3.  Please update the fifth paragraph of this subsection to disclose the information as of your most recently completed fiscal year.

Risk Factors, page 10

Our internal controls over financial reporting…, page 14

4.  Please update this risk factor for your most recently completed fiscal year.  In addition, please delete your statements that you "have made some improvements so far" and "have taken action, which [you] believe are adequate to remediate the material weaknesses in [y]our internal controls," as such language mitigates the point of the risk.

We rely principally on dividends and other distributions…, page 18

Fluctuation in the value of the Renminbi…, page 18

5.  To the extent possible, please update these risk factors for your most recently completed fiscal year, or advise.

Selected Financial Data, page 30

6.  We note your response to comment three to our letter dated March 30, 2011.  The capitalization table should disclose your capitalization, including the individual components of capitalization, after giving effect to the issuance of the ordinary shares, upon conversion of the convertible notes, that are being registered by the registration statement.  You may present such information in a "further adjusted basis" column.  We also note that because you will be issuing additional ordinary shares as a result of the offering contemplated by the registration statement, the number of ordinary shares outstanding on an actual basis and on a further adjusted basis should not be the same.  Please revise accordingly.  See Item 3.B of Form 20-F.

Price Range of Securities and Dividends, page 34

7.  Please revise this section to update the share prices for the Share Consolidation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Capital Expenditures and Divestitures, page 37

8.  We note your response to comment four in our letter dated March 30, 2011 and your revised disclosure that provides the amounts of your total capital expenditures for each of the last three fiscal years.  Please also disclose the amounts of such total capital expenditures that were spent on addition in fixed assets for such time periods.  See Item 4.A.5 of Form 20-F.

Liquidity and Capital Resources, page 41

9.  We note from the disclosure contained in this subsection filed as part of amendment no. 2 to the registration statement that you intended to renew your loans with the Agricultural Bank of China when such loans matured in March 2011.  Please disclose whether such renewal was made, the new maturity date and the new interest rate, if different from 6.903%.  Please also disclose whether the loans are secured and, if so, with what assets.  See Item 5.B.2 of Form 20-F.

Trend Information, page 42

10. We note the disclosure on page 21 that the discontinuation of Lanxi Sunrise's preferential tax treatment may result in a decrease in your profits for 2011.  Please disclose such event in this subsection, or supplementally confirm to us, if true, that you do not believe that such event is reasonably likely to have a material effect on you or cause reported financial information not necessarily to be indicative of future operating results or financial condition.  See Item 5.D of Form 20-F.

Security Ownership of Certain Beneficial Owners and Management, page 71

11. Please disclose the number of shareholders, and the percentage of ordinary shares held, in the United States as of a more recent most practicable date.  See Item 7.A.2 of Form 20-F.

Certain Relationships and Related Party Transactions, page 72

12. Please revise the subsection "Due from/to Related Parties" to include disclosure for the fiscal year ended December 31, 2008.  See Item 7.B of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser  for

H. Christopher Owings
Assistant Director

cc:    Jodie Wehner
       China Linen Textile Industry, Ltd.

       Benjamin Tan
       Sichenzia Ross Friedman Ference LLP